SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For September 21, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly-held company

CNPJ No 43.776.517/0001-80

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), pursuant to the provisions of article 157, § 4, of Law No 6,404/76 as well as with the provisions of CVM Instruction No 358/02, informs its shareholders and the market in general that the signing of a Protocol of Intentions (Protocolo de Intenções) between the City of Guarulhos, the Government of the State of São Paulo and the Autonomous Service of Water and Sewage of Guarulhos (Serviço Autônomo de Água e Esgoto de Guarulhos – SAAE), with Sabesp as a consenting intervening party, is scheduled for tomorrow, September 21, 2018,  with the following purposes:

•            Formalize the intention of the signatory parties to the negotiation of the necessary conditions to the associated management of the services, as to comply with the metropolitan and regional directives, in the form of the applicable legislation; and

•            Express the interest of the City and the State in attributing to Sabesp the provision of services of water supply and all the scope of sewage services not included in Contract No 056/2014 (partial sanitary sewage public-private partnership - PPP) previously concluded by the municipal administration, which can be reduced or altered in order to comply with the metropolitan directives set forth by the State of São Paulo.

The  Protocol of Intentions (Protocolo de Intenções) will, once formalized, also determine that:

•            The Municipal Executive (Poder Executivo Municipal) will have to send to the Municipal Chamber (Câmara Municipal) of Guarulhos, within 20 (twenty) days, a Proposed Bill for a Municipal Law (Projeto de Lei Municipal), in order to, at least, (i) authorize the conclusion of a Technical Cooperation Agreement (Convênio de Cooperação Técnica) between the City of Guarulhos and the State of Sao Paulo, thereby setting forth the integration of the planning and execution of the services of water supply and  sewage service of Guarulhos; (ii) acknowledge the Regulatory Agency for Sanitation and Energy of the State of São Paulo (ARSESP - Agência Reguladora de Saneamento e Energia do Estado de São Paulo) as the regulatory and oversight entity for the public basic sanitation service of the City of Guarulhos; and (iii) authorize the conclusion of a Public Service Agreement (Contrato de Prestação de Serviços Públicos) between the City of Guarulhos, the State of São Paulo and Sabesp; and

•            The signatory parties commit to using their best efforts in order to sign the Technical Cooperation Agreement (Convênio de Cooperação Técnica) and the Public Service Agreement (Contrato de Prestação de Serviços Públicos) with Sabesp within 90 (ninety) days of the signing of the Protocol of Intentions  (Protocolo de Intenções).

The provisions of the Protocol of Intentions (Protocolo de Intenções), will remain in effect for 4 (four) months or up to the conclusion of the definitive documents, whichever takes place first.

The terms for contracting Sabesp, which are subject to changes throughout the effective period of the Protocol of Intentions (Protocolo de Intenções), are based on the following:

•            Concession of service of water supply and part of the  sewage service of the city;

•            Investments by Sabesp of approximately R$1.7 billion during the contract in the city exclusive systems and in the metropolitan systems to serve Guarulhos, in addition to the transfers of resources for supplementary investments to be made by the City Hall (Prefeitura Municipal) of Guarulhos; and

•            Judicial agreement to suspend the payment of the City debt with Sabesp of about R$3.2 billion and the proportional amortization of its value until the end of the term of the service agreement.

The content proposed in the to-be-signed Protocol of Intentions (Protocolo de Intenções) replaces the conditions previously negotiated with the City and disclosed in the Material Fact of August 28, 2017.

The signing of the Protocol of Intentions  (Protocolo de Intenções) will be confirmed as soon as it takes place, whereas the conclusion of the judicial agreement and of the service agreement will depend on the prior approval by the Board of Directors of Sabesp, as well as by the Legislative Municipal Chamber (Câmara Legislativa do Município) of Guarulhos.

The company will keep the market informed of any developments related to the subject matter of this Material Fact.

São Paulo, September 20, 2018.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: September 21, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.